Certificate of Amendment to Articles of Incorporation
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                  For Nevada Profit Corporations
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  (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.   Name of corporation:  MT ULTIMATE HEALTHCARE CORP.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE 1. NAME

The name of the corporation is MONARCH STAFFING, INC.

ARTICLE 4. NUMBER OF SHARES THE CORPORATION IS AUTHORIZED TO ISSUE

The capitalization of the corporation's is amended to reflect a one-for-ninety reverse stock split without correspondingly decreasing the corporation's authorized capital stock. Following completion of the Corporation's one-for-ninety reverse stock split, the amount of the total authorized capital stock of the corporation shall be 405,000,000 of which: (a) 400,000,000 shares are designated Common Stock, par value $0.001 per share and (b) 5,000,000 shares are designated Preferred Stock, par value $0.001 per share. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

At the effective date of this amendment to the Articles of Incorporation, each ninety shares of Common Stock, par value $0.001, outstanding shall automatically be combined into one share of Common Stock, par value $0.001 per share. No fractional shares of Common Stock shall be issued upon such combination, but in lieu thereof, the Corporation shall round up the number of shares to be issued to any holder of a fractional share and issue one whole share for each fractional interest.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

The number of shares of the Corporation outstanding at the time of the adoption of the foregoing was 364,909,120 and the number of shares entitled to vote thereon was the same. The number of shares consenting to the action was 274,500,000. The shareholders consenting to the action represent a majority of the issued and outstanding shares.

4. Effective date of filing (optional):  March 31, 2006

                       /s/ David Walters
5. Officer Signature: _______________________
                       David Walters, CEO